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            UNITED STATES                              OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION             -------------------------
        Washington, D.C. 20549                   OMB Number:     3235-0058
                                                 Expires:   March 31, 2006
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    NOTIFICATION OF LATE FILING                  SEC FILE NUMBER: 000-27826
                                                 CUSIP NUMBER:    _________


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 27,2004
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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          READ INSTRUCTION ON BACK PAGE SHEET BEFORE PREPARING FORM.
                            PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

PARTY CITY CORPORATION
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Full Name of Registrant

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Former Name if Applicable

400 Common Way
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Address of Principal Executive Office (STREET AND NUMBER)

Rockaway, New Jersey 07866
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     The Company, in coordination with its independent public accountants, Deloitte & Touche LLP, is in the process of reviewing the Company's valuation method and calculations for certain warrants. In August 1999, the Company issued to certain investors (the "Investors") (i) four series of senior secured notes in an aggregate principal amount of $30 million (the "1999 Notes") and (ii) warrants to purchase 6,880,000 shares of the Company's common stock at an exercise price of $3.00 per share (the "Warrants"). The Company accounted for the 1999 Notes and Warrants in accordance with Accounting Principles Board Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants"

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SEC 1344  (07-2003) Persons who potentially are to respond to the collection of
Previous information contained in this form are not required to respond unless versions the form displays a currently valid OMB control number.
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("APB No. 14") Because the Warrants were detachable from the 1999 Notes, the
Company determined the effective interest rate applicable to the 1999 Notes based on information from its negotiations with the Investors, other potential purchasers of the 1999 Notes and Warrants and other potential sources of financing in lieu of the 1999 Notes and Warrants. By discounting to present value the payments required to be made by the Company in respect of the 1999 Notes over the life of the 1999 Notes at the effective interest rate, the Company recorded aggregate original issue discount of $1,965,000 in respect of the 1999 Notes and determined, accordingly, that the Warrants had an aggregate value of $1,965,000. In January 2000, the Company issued to certain of the Investors an additional $7 million in aggregate principal amount of senior secured notes (the "2000 Notes") and amended and restated the terms of the Warrants held by all of the Investors (the "Amended Warrants"). The Amended Warrants provided for an exercise price of $1.07 per share. The value of the Amended Warrants was determined using a Black Scholes pricing model and resulted in an aggregate value of $3,156,000 for the Amended Warrants.

         The Company is reviewing its Valuation method and calculations of the Warrants and the Amended Warrants to determine whether the Company should have used different methods and calculations under APB No. 14. If the Company determines that it should have used a different methodology in valuing the Warrants and Amended Warrants, it will not affect the Company's financial statements for the three and nine-moth periods ended March 27, 2004 required to be included in the Quarterly Report on Form 10-Q because the 1999 Notes and 2000 Notes were repurchased in November 2002. A different valuation method may result in a change in the amount of original issue discount recorded in connection with the issuance of 1999 Notes and the 2000 Notes and the related amortization of that original issue discount in subsequent periods. The changes, if any, in this non-cash item will not affect revenues or operating income for any periods reported or for the three and nine-month periods ended March 27, 2004. While the Company has been unable to timely file the Form 10-Q for the three months ended March 27, 2004 without unreasonable effort or expense, the Company expects to file the Form 10-Q no later than May 17, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Linda M. Siluk                     (973)               983-0888
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            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above for a detailed description of the anticipated change.
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                              PARTY CITY CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 12, 2004                 By: /s/    Linda M. Siluk
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                                       Name:  Linda M. Siluk
                                       Title: Chief Financial Officer




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).